Exhibit 12.1

Statement re Computation of Ratios

We incurred net losses and did not have any fixed charges for the nine months ended March 31, 2011, other than insignificant charges related to a premises rental agreement. There were no fixed charges for the years ended June 30, 2010, 2009, 2008, 2007 and 2006. We also did not have any shares of preferred stock outstanding during these periods.